November 23, 2010

Via Edgar

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Rocky Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on March 2, 2010
File No. 001-34382

Dear Mr. Reynolds:

We have received your comments to the Form 10-K and Definitive Proxy Statement, filed by Rocky Brands, Inc. (the “Company”), set forth in your letter dated November 10, 2010 (the “Comment Letter”).  For your convenience, we have repeated the text of your comments, followed by our response.

We respectfully respond to the comments set out in the Comment Letter as follows:

Form 10-K Filed on March 2, 2010

Business, page 3

1.
We note the disclosure on page nine that you have one third-party manufacturer that accounts for approximately 21% of net sales in 2009.  Please confirm that in future filings you will provide the name of the principal supplier, as required by Item 101(h)(4)(v) of Regulation S-K.  Also, please confirm in future filings you will file any agreements with this supplier as exhibits.

Response:  In future filings, we will provide the name of the principal supplier and will file any material agreements with this supplier as exhibits.

2.
Please confirm in future filings that you will disclose the duration of the patents and licensing agreements.  See Item 101(h)(4)(vii) of Regulation S-K.  In addition, please confirm in future filings you will add disclosure to this section of the material terms of the licensing agreement with W.L. Gore & Associates, as referenced on page 12.

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
November 23, 2010

Response:  In future filings, we will disclose the duration of the patents and licensing agreements and a description of the material terms of the licensing agreement with W.L. Gore & Associates to the extent material to an understanding of our business.

3.	Please confirm in future filings you will disclose the number of full time employees, in addition to the total number of employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

Response:  In future filings, we will disclose the number of full time employees, in addition to the total number of employees.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

4.
The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure.  Please confirm in future filings you will revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.  To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Response:  In future filings, we will revise the Management’s Discussion and Analysis section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.  To assist in this regard, we will refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Exhibits, page 33

5.
We note that Exhibits 10.19 and 10.20 are missing exhibits, schedules, or attachments.  We also note that Exhibit 10.1 to the Form 8-K filed on January 12, 2005, Exhibit 10.1 to the Form 8-K filed July 5, 2006, Exhibit 10.1 to the Form 8-K filed on November 13, 2006, Exhibit 10.1 to the Form 10-Q filed May 9, 2007, and Exhibit 10.1 to the Form 8-K filed October 21, 2010 were not filed in their entirety.  We also note that amendment number 2 to the loan and security agreement dated April 30, 2006 does not appear to have been filed as an exhibit.  Please confirm that you will file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K with you next periodic report.

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
November 23, 2010

Response:  We will file the above-referenced exhibits in their entirety with our next periodic report.

Definitive Proxy Statement Filed on April 23, 2010

Election of Directors, page 2

6.
Please confirm in future filings that you will briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that your directors or nominees should serve on the board in light of your business and structure.  We note the mere listing of your directors’ business experience is insufficient to meet the requirements of item 401(e) of Regulation S-K.  Please also provide us with draft disclosure in a supplemental response letter.

Response:  In future filings, we will discuss the specific experience, qualifications, attributes or skills that led to the conclusion that our directors or nominees should serve on the board in light of our business and structure.  Please see Exhibit A of this letter under the heading “Elections of Directors, page 2”  for draft disclosure regarding this comment.

Information Concerning the Board of Directors and Corporate Governance, page 5

7.
We note on page six of your proxy statement you disclose your nominating committee reviews director candidates’ “character, judgment, and skills, including financial literacy, and experience in the context of the needs of the Board of Directors.”  Please confirm in future filings you will provide disclosure as to whether, and if so how, you consider diversity in identifying nominees for director, as required by Item 407(c)(2)(vi) of Regulation S-K.  Please also provide us with draft disclosure in a supplemental response letter.

Response:  In future filings, we will provide disclosure as to whether, and if so how, we consider diversity in identifying nominees for director.  Please see Exhibit A of this letter under the heading “Information Concerning the Board of Directors and Corporate Governance, page 5” for draft disclosure regarding this comment.

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
November 23, 2010

8.	Please confirm in future filings you will provide the disclosure required by Item 407(h) of Regulation S-K. Please also provide us with draft disclosure in a supplemental letter.

Response:  In future filings, we will provide the disclosure required by Item 407(h) of Regulation S-K.  Please see Exhibit A of this letter under the heading “Information Concerning the Board of Directors and Corporate Governance, page 5” for draft disclosure regarding this comment.

Executive Compensation, page 10

9.
We note your disclosure on page 11 that your compensation committee typically meets with “outside advisors.”  Please confirm in future filings you will provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K to the extent compensation consultants were utilized.  Please also provide us with draft disclosure in a supplemental response letter.

Response:  In future filings, we will provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K to the extent compensation consultants are utilized.  During 2009, the compensation committee met with outside advisors in the form of legal representatives of the Company, but did not use compensation consultants.  In future filings, we will clarify that such outside advisors are not compensation consultants.  We have not provided draft disclosure with respect to compensation consultants because no compensation consultants were used during 2009.

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission (the “filings”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
November 23, 2010

If you have any questions regarding any of the foregoing, please contact Erin F. Siegfried, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2059, and fax (614) 227-2100.

Thank you for your assistance.

Sincerely,

ROCKY BRANDS, INC.

/s/ James E. McDonald

James E. McDonald
Executive Vice President and
Chief Financial Officer

cc:           Edwin Kim
Pamela Howell

Exhibit A

Definitive Proxy Statement Filed on April 23, 2010

Election of Directors, page 2

J. Patrick Campbell has served as the Chief Executive Officer of Universal Companies since January 1, 2009.  Universal Companies is a leading international distributor of products, equipment, and supplies to spas, skincare professionals, and resort and destination properties.  Mr. Campbell serves on the board of directors of Universal Companies.  From 2005 to 2008, Mr. Campbell served as the President and Chief Operating Officer of Grantham Education Corporation.  From 2002 to 2005, Mr. Campbell acted as a consultant to various financial institutions and a variety of corporations.  Mr. Campbell also serves on the boards of directors of various privately held corporations.  Mr. Campbell retired as the President of Nasdaq U.S. Markets in December 2001.  From January 1997 to December 2001, he held various executive positions at the Nasdaq Stock Market, including Chief Operating Officer for Nasdaq Inc. and Chairman of Nasdaq Investment Products.  Prior to joining Nasdaq, Mr. Campbell worked as a Senior Executive Vice President for The Ohio Company from 1971 to 1996 and served as a member of their board of directors from 1991 to 1996.  Mr. Campbell’s board member experience, business operations and management experience in retail and distribution, and the skills and knowledge he acquired with respect to finance and investments as President of Nasdaq U.S. Markets, qualify him to continue serving as a member of the Board of Directors.

Michael L. Finn has served as President of Central Power Systems, a wholesale distributor of outdoor power equipment in Columbus, Ohio, since 1985, and President of Chesapeake Realty Co., a real estate development and management company in Columbus, Ohio, since 1970.  Mr. Finn has also served as Chairman of the Board of Directors of Power Source Canada, a Canadian corporation, since 2004, and as Chairman of the Board of Directors of Integrated Distributors Network, LLC, a Wisconsin corporation, since 2004, both of which market and distribute outdoor power equipment.  Mr. Finn’s board member experience, operations and management experience in retail and distribution, and business management experience, including his service as a president of both a distribution company and real estate development company, qualify him to continue serving as a member of the Board of Directors.

G. Courtney Haning has served as Chairman, President and Chief Executive Officer of Peoples National Bank, a community bank in New Lexington, Ohio, since January 1991.  Mr. Haning’s business management experience in finance, corporate credit, and community relations,  including his service as a chief executive officer, qualify him to continue serving as a member of the Board of Directors.

Curtis A. Loveland has served as Secretary of the Company since October 1992, of Five Star and Lifestyle since December 1992, of Rocky Canada since July 2003, of Wholesale and Lehigh since January 2005, and of International since October 2008.  Mr. Loveland has been a practicing attorney for 37 years and has been a partner in the law firm of Porter Wright Morris & Arthur LLP, Columbus, Ohio since 1979.  Mr. Loveland’s board member experience and knowledge and skills with respect to corporate governance, public company regulation, and general business law qualify him to continue serving as a member of the Board of Directors.

Mike Brooks has served as Chairman and Chief Executive Officer of the Company and its Subsidiaries since January 2005 and of International since October 2008.  Prior to that he served as Chairman, President, and Chief Executive Officer of the Company from August 1991 to January 2005.  Mr. Brooks also has served Lifestyle as President since November 1988 and as Chairman and Chief Executive Officer since December 1992, and Five Star as President since March 1987, as Chairman since August 1991, and as Chief Executive Officer since December 1992.  Mr. Brooks is a pattern engineering and shoe design graduate of the Ars Sutoria in Milan, Italy.  After employment with U.S. Shoe Corporation and various tanning companies, Mr. Brooks returned to the family shoe business in Nelsonville, Ohio, in 1975, serving first as Manager of Product Development and a national salesman and then, in 1984, becoming President.  He has been a director of American Apparel and Footwear Association (formerly Footwear Industries of America) since April 1986 and currently serves on the Executive Board.  Mr. Brooks’ education with respect to shoe design and business management experience in product development and strategy development, including decades of service in the footwear industry, qualify him to continue serving as a member of the Board of Directors.

Glenn E. Corlett has been a professor of accounting of the College of Business at Ohio University, Athens, Ohio, since July 1997 and was Dean of the College from that date until he retired on June 30, 2007.  From 1993 to 1996, Mr. Corlett was Executive Vice President and Chief Operating Officer of N.W. Ayer & Partners, an international advertising agency, headquartered in New York, New York.  Mr. Corlett also served as Chief Financial Officer of N.W. Ayer & Partners from 1990 to 1995.  Prior to joining N.W. Ayer & Partners, Mr. Corlett had a long history with PricewaterhouseCoopers where he was partner-in-charge for mergers and acquisitions in New York from 1988 to 1990; tax partner-in-charge in Denver from 1984 to 1988 and in Cleveland from 1979 to 1984; and held partner and staff positions from 1971 to 1979.  Mr. Corlett also serves on the board of directors of Preformed Line Products Company, an international designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for energy, communications and broadband network companies.  Mr. Corlett’s education and business management experience in the areas of marketing, finance, treasury, accounting, and tax, including the skills and knowledge he developed as an accounting practitioner and educator, qualify him to continue serving as a member of the Board of Directors.

Harley E. Rouda, Jr. has served as Chief Executive Officer of Trident, Inc., an independently-owned real estate brokerage and related services firm headquartered in Columbus, Ohio, since February 2002.  He also serves as President of Real Living Real Estate, a national franchisor of real estate services headquartered in Columbus, Ohio and Chicago, Illinois, since November 2009.  He has also served as Chief Executive Officer and General Counsel of HER Realtors, a Columbus based real estate firm, since May 1999 and May 1997, respectively.  Prior to serving as Chief Executive Officer, Mr. Rouda served as President of HER Realtors from May 1996 until May 1999.  Mr. Rouda’s business management experience in marketing and operations, including his service as a chief executive officer, qualify him to continue serving as a member of the Board of Directors.

James L. Stewart has served as the proprietor of Rising Wolf Ranch, Inc., East Glacier, Montana, a summer resort and a winter rehabilitation center for teenage boys involved with drug abuse.  Mr. Stewart also consults for various retail and catalog companies.  Between 1984 and 1991, Mr. Stewart served as the President and Chief Executive Officer of Dunns Inc. and as the Vice President and General Manager of Gander Mountain Inc.  Before that time, he served Sears Roebuck & Co. for 28 years in various management capacities.  Mr. Stewart’s business management experience in retail sales and marketing, process management, and corporate leadership qualify him to continue serving as a member of the Board of Directors.

Information Concerning the Board of Directors and Corporate Governance, page 5

The Nominating and Corporate Governance Committee has the responsibility to identify and recommend individuals qualified to become directors.  When considering potential candidates, the Nominating and Corporate Governance Committee reviews the candidate’s character, judgment, and skills, including financial literacy, and experience in the context of the needs of the Board of Directors.  When considering a nominee for board membership, the Nominating and Governance Committee evaluates the entirety of the candidate’s credentials, demonstrated integrity, executive leadership, and financial, marketing or business knowledge and experience.  Neither the Nominating and Corporate Governance Committee or the Board of Directors has a formal policy with regard to the consideration of diversity in identifying director nominees; however, how a specific nominee contributes to the diversity of the Board of Directors is considered by both the Nominating and Corporate Governance Committee and the Board of Directors in determining candidates for the Board.  The Committee and the Board consider diversity by identifying a nominee’s experience and background and determining how such experience and background will complement the overall makeup of the Board.  The Committee and the Board prefer nominees who will contribute to a board that is diverse in terms of business training, experience across a range of industries, leadership, background, and education.  The Company generally does not pay any third parties to identify or evaluate, or assist in identifying or evaluating, potential nominees.

…

Mr. Brooks serves as both the principal executive officer and the Chairman of the Board of Directors.  Although the Board does not have a lead independent director position, the Board believes that each incumbent director’s knowledge of the Company and industry as a result of his years of service on the Board, and the fact that each of the directors other than Mr. Brooks is independent, allows the independent directors to provide appropriate independent oversight of management and to hold management accountable for the execution of strategy.  The Board has determined that its leadership structure, including each of the committees of the Board, is appropriate because it allows for beneficial communication between the outside directors and the management of the Company and effective management of the oversight tasks required of the Board.

Our Chief Executive Officer and Chairman is responsible for providing day-to-day leadership and establishing the Company’s course of action for achieving performance goals, while the other independent directors provide strategic guidance.  The Board of Directors believes that this structure helps facilitate the role of the independent directors in the oversight of the Company and the active participation of the independent directors in setting agendas and establishing priorities and procedures that work for the Board of Directors.  The Chief Executive Officer and Chairman also acts as a key liaison between the Board of Directors and management.

Our Chief Executive Officer and senior management are responsible for the day-to-day management of the risks we face.  Our Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management, including general oversight of (i) the financial exposure of the Company, (ii) risk exposure as related to the overall Company portfolio and impact on earnings, (iii), oversight of information technology security and risk, and (iv) all systems, processes, and organizational structures and people responsible for finance and risk functions.  Certain risks are overseen by committees of the Board of Directors and these committees make reports to the full Board of Directors, including reports on noteworthy risk management issues.  Financial risks are overseen by the Audit Committee which meets with management to review the Company’s major financial risk exposure and the steps management has taken to monitor and control such exposures.  Compensation risks are overseen by the Compensation Committee.

Members of the Company’s senior management report to the full Board of Directors about their areas of responsibility, including reports regarding risk within such areas of responsibility and the steps management has taken to monitor and control such exposures.  Additional review or reporting of risks is conducted as needed or as requested by the Board of Directors or its committees.

We believe that our board leadership structure promotes effective oversight of the Company’s risk management by providing unified leadership through a single person, while allowing for contributions from our independent Board members, all of whom are fully engaged in Board deliberations and decisions.